Exhibit 99.2

Financial Report
Results of Operations
Three-month period ended March 31, 2017 compared to the three-month period ended March 31, 2016
During the three-month periods ended March 31, 2017 and 2016, we had an average of 52.0 and 54.0 vessels, respectively, in our fleet. In the three-month period ended March 31, 2017, we sold the container vessels Romanos and the Marina with an aggregate capacity of 8,401 TEU. In the three-month periods ended March 31, 2017 and 2016, our fleet ownership days totaled 4,678 and 4,914 days, respectively. Ownership days are the primary driver of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Three-month period ended March 31,
(Expressed in millions of U.S. dollars, except percentages)	2016	2017	Change	Percentage Change

Voyage revenue	$120.3	$105.5	$(14.8)	(12.3%)
Voyage expenses	(0.6)	(0.7)	0.1	16.7%
Voyage expenses – related parties	(0.9)	(0.8)	(0.1)	(11.1%)
Vessels’ operating expenses	(27.0)	(25.3)	(1.7)	(6.3%)
General and administrative expenses	(1.2)	(1.2)	-	-
Management fees – related parties	(4.8)	(4.7)	(0.1)	(2.1%)
General and administrative expenses - non-cash component	(1.3)	(1.0)	(0.3)	(23.1%)
Amortization of dry-docking and special survey costs	(1.9)	(1.9)	-	-
Depreciation	(25.3)	(24.1)	(1.2)	(4.7%)
Amortization of prepaid lease rentals	(1.2)	(2.2)	1.0	83.3%
Loss on sale / disposal of vessels	-	(3.6)	3.6	100.0%
Foreign exchange losses	(0.1)	-	(0.1)	(100.0%)
Interest income	0.3	0.6	0.3	100.0%
Interest and finance costs	(18.9)	(17.9)	(1.0)	(5.3%)
Equity gain / (loss) on investments	(0.2)	0.2	0.4	200.0%
Other	0.4	0.3	(0.1)	(25.0%)
Loss on derivative instruments	(2.6)	(0.2)	(2.4)	(92.3%)
Net Income	$35.0	$23.0

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2016	2017

Voyage revenue	$120.3	$105.5	$(14.8)	(12.3%)
Accrued charter revenue	(0.5)	(2.8)	2.3	460.0%
Voyage revenue adjusted on a cash basis	$119.8	$102.7	$(17.1)	(14.3%)

Vessels’ operational data	Three-month period ended March 31,			Percentage Change
	2016	2017	Change

Average number of vessels	54.0	52.0	(2.0)	(3.7%)
Ownership days	4,914	4,678	(236)	(4.8%)
Number of vessels under dry-docking	3	1	(2)
Voyage Revenue
Voyage revenue decreased by 12.3%, or $14.8 million, to $105.5 million during the three-month period ended March 31, 2017, from $120.3 million during the three-month period ended March 31, 2016. The decrease is mainly attributable to (i) decreased charter rates for certain of our vessels, (ii) revenue not earned by three vessels sold for demolition during 2016 (one vessel on August 5, 2016) and the first quarter of 2017 (the Romanos on January 17, 2017 and the Marina on March 3, 2017) and (iii) revenue not earned due to decreased calendar days by one day during the first quarter of 2017 (90 calendar days) compared to the first quarter of 2016 (91 calendar days); partly offset by decreased off-hire days of our fleet during the three-month period ended March 31, 2017 compared to the three-month period ended March 31, 2016.

Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), decreased by 14.3%, or $17.1 million, to $102.7 million during the three-month period ended March 31, 2017, from $119.8 million during the three-month period ended March 31, 2016. Accrued charter revenue for the three month periods ended March31, 2016 and 2017, amounted to $0.5 million and $2.8 million respectively.
Voyage Expenses
Voyage expenses were $0.7 million and $0.6 million, during the three-month periods ended March 31, 2017 and 2016, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties
Voyage expenses – related parties in the amount of $0.8 million and $0.9 million during the three-month periods ended March 31, 2017 and 2016, respectively, represent fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping Company S.A. ("Costamare Shipping") and by Costamare Shipping Services Ltd. ("Costamare Services") pursuant to the Framework Agreement between Costamare Shipping and us dated November 2, 2015 (the “Framework Agreement”), the Services Agreement between Costamare Services and our vessel-owning subsidiaries dated November 2, 2015 (the “Services Agreement”) and the individual ship-management agreements pertaining to each vessel.

Vessels’ Operating Expenses

Vessels' operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 6.3%, or $1.7 million, to $25.3 million during the three-month period ended March 31, 2017, from $27.0 million during the three-month period ended March 31, 2016.

General and Administrative Expenses
General and administrative expenses were $1.2 million for each of the three-month periods ended March 31, 2016 and 2017 and both include $0.63 million which is part of the annual fee that Costamare Services receives based on the Services Agreement.
Management Fees – related parties
Management fees paid to our managers were $4.7 million during the three-month period ended March 31, 2017 and $4.8 million during the three-month period ended March 31, 2016. Such fees are pursuant to the Framework Agreement, in effect from November 2, 2015.
General and administrative expenses - non-cash component
General and administrative expenses - non-cash component for the three-month period ended March 31, 2017 amounted to $1.0 million, representing the value of the shares issued to Costamare Services on March 30, 2017, pursuant to the Services Agreement. For the three-month period ended March 31, 2016, the general and administrative expenses - non-cash component amounted to $1.3 million, representing the value of the shares issued to Costamare Services on March 30, 2016 pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs
Amortization of deferred dry-docking and special survey costs was $1.9 million for each of the three-month periods ended March 31, 2017 and 2016. During the three-month period ended March 31, 2017, one vessel underwent and completed its special survey. During the three-month period ended March 31, 2016 one vessel underwent and completed and two were in process of completing the respective special survey.

Depreciation

Depreciation expense decreased by 4.7% or $1.2 million, to $24.1 million during the three-month period ended March 31, 2017, from $25.3 million during the three-month period ended March 31, 2016. The decrease was mainly attributable (i) to decreased calendar days by one day during the first quarter of 2017 (90 calendar days) compared to the first quarter of 2016 (91 calendar days) and (ii) to depreciation expense not charged during the three month period ended March 31, 2017, due to the sale of three vessels during 2016 and the first quarter of 2017.
Amortization of Prepaid Lease Rentals
Amortization of prepaid lease rentals was $2.2 million during the three-month period ended March 31, 2017. Amortization of prepaid lease rentals was $1.2 million during the three-month period ended March 31, 2016.
Loss on sale / disposal of vessels
During the three-month period ended March 31, 2017, we recorded a loss of $3.0 million from the sale of the vessel Marina and a loss of $0.6 million from the sale of the vessel Romanos which was classified as Asset held for sale as at December 31, 2016. There were no vessels disposed of during the three-month period ended March 31, 2016.
Foreign Exchange Losses
Foreign exchange losses were $nil and $0.1 million during the three-month periods ended March 31, 2017 and 2016, respectively.
Interest Income
Interest income amounted to $0.6 million and $0.3 million for the three-month periods ended March 31, 2017 and 2016, respectively.
Interest and Finance Costs
Interest and finance costs decreased by 5.3%, or $1.0 million, to $17.9 million during the three-month period ended March 31, 2017, from $18.9 million during the three-month period ended March 31, 2016. The decrease is partly attributable to the decreased average loan balance during the three-month period ended March 31, 2017 compared to the three-month period ended March 31, 2016.

Equity Gain / (Loss) on Investments
The equity gain on investments of $0.2 million for the three-month period ended March 31, 2017, represents our share of the net gain of eighteen jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015 (the “Framework Deed”), between the Company and a wholly-owned subsidiary on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”) on the other hand, and is mainly attributable to the income generated by certain new-build vessels that were delivered from the shipyard during 2016 and commenced their charters. This gain is partly off-set by losses related to certain new-build vessels that were delivered in 2016 and 2017, but will commence their commercial operations in the second quarter of 2017. We hold a range of 25% to 49% of the capital stock of the companies jointly owned pursuant to the Framework Deed.

Loss on Derivative Instruments
The fair value of our 17 interest rate derivative instruments which were outstanding as of March 31, 2017 equates to the amount that would be paid by us or to us should those instruments be terminated. As of March 31, 2017, the fair value of these 17 interest rate derivative instruments in aggregate amounted to a liability of $8.5 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in "Other Comprehensive Income" ("OCI") while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended March 31, 2017, a net gain of $4.0 million has been included in OCI and a net loss of $0.3 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended March 31, 2017.

Cash Flows
Three-month periods ended March 31, 2017 and 2016
Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2016	2017
Net Cash Provided by Operating Activities	$57.4	$52.8
Net Cash Provided by / (Used in) Investing Activities	$(7.0)	$4.4
Net Cash Used in Financing Activities	$(69.3)	$(81.6)

Net Cash Provided by Operating Activities
Net cash flows provided by operating activities for the three-month period ended March 31, 2017, decreased by $4.6 million to $52.8 million, compared to $57.4 million for the three-month period ended March 31, 2016. The decrease is mainly attributable to the decreased cash from operations of $17.1 million; partly off-set by decreased special survey costs of $1.9 million during the three-month period ended March 31, 2017 compared to the three-month period ended March 31, 2016, decreased payments for interest (including swap payments) during the period of $3.4 million and the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $9.0 million.

 Net Cash Provided by / (Used in) Investing Activities
Net cash provided by investing activities was $4.4 million in the three-month period ended March 31, 2017, which mainly consisted of $9.9 million in proceeds we received from the sale of two vessels; partly off-set by $5.4 million (net of $0.3 million we received as dividend distributions) in payments for working capital injected into certain entities pursuant to the Framework Deed.
Net cash used in investing activities was $7.0 million in the three-month period ended March 31, 2016, which mainly consisted of $6.5 million (net of $2.7 million we received as dividend distributions) in advance payments for the construction of one newbuild vessel and the acquisition of a secondhand vessel, pursuant to the Framework Deed.
Net Cash Used in Financing Activities
Net cash used in financing activities was $81.6 million in the three-month period ended March 31, 2017, which mainly consisted of (a) $44.4 million of indebtedness that we repaid, (b) $7.3 million we repaid relating to our sale and leaseback agreements, (c) $23.2 million we paid for the prepayment of two of our credit facilities, (d) $3.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2016 and (e) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock ("Series B Preferred Stock"), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock ("Series C Preferred Stock") and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock"), for the period from October 15, 2016 to January 14, 2017.
Net cash used in financing activities was $69.3 million in the three-month period ended March 31, 2016, which mainly consisted of (a) $47.9 million of indebtedness that we repaid, (b) $3.5 million we repaid relating to our sale and leaseback agreements (c) $21.9 million we paid for dividends to holders of our common stock for the fourth quarter of 2015, and (d) $1.0 million we paid for dividends  to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock and $2.2 million we paid for dividends to holders of our Series D Preferred Stock, for the period from October 15, 2015 to January 14, 2016.

Liquidity and Capital Expenditures

Cash and cash equivalents
As of March 31, 2017, we had a total cash liquidity of $184.0 million, consisting of cash, cash equivalents and restricted cash.
Debt-free vessels
As of April 27, 2017, the following vessels were free of debt.

Unencumbered Vessels
 (Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
ELAFONISSOS	1999	2,526
MONEMVASIA	1998	2,472
ARKADIA	2001	1,550

Capital commitments

As of April 27, 2017, we had outstanding equity commitments relating to two contracted newbuilds aggregating approximately $2.1 million payable until the vessels are delivered in 2018. The amount represents our interest in the relevant jointly-owned entities under the Framework Deed.
Conference Call details:
On Friday, April 28, 2017 at 8:30 a.m. ET, Costamare’s management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808 238 9064 (from the UK) or +1-412-317-9258 (from outside the US). Please quote "Costamare".

A replay of the conference call will be available until May 28, 2017. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10105977.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Costamare Inc.
Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 43 years of history in the international shipping industry and a fleet of 72 containerships, with a total capacity of approximately 473,000 TEU, including three newbuild and three secondhand containerships to be delivered. Eighteen of our containerships, including three newbuilds on order, have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.
Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
 Tel: (+377) 93 25 09 40
Email: ir@costamare.com

 Fleet List
The tables below provide additional information, as of April 27, 2017, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)
1	TRITON(i)(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026
6	CAPE AKRITAS(i)	(**)	2016	11,010	(**)	(**)
7	CAPE TAINARO(i)	(**)	2017	11,010	(**)	(**)
8	CAPE KORTIA(i)	(**)	2017	11,010	(**)	(**)
9	CAPE SOUNIO(i)	(**)	2017	11,010	(**)	(**)
10	COSCO GUANGZHOU	COSCO	2006	9,469	36,400	December 2017
11	COSCO NINGBO	COSCO	2006	9,469	36,400	January 2018
12	COSCO YANTIAN	COSCO	2006	9,469	36,400	February 2018
13	COSCO BEIJING	COSCO	2006	9,469	36,400	April 2018
14	COSCO HELLAS	COSCO	2006	9,469	37,519	May 2018
15	MSC AZOV(ii)	MSC	2014	9,403	43,000	November 2023
16	MSC AJACCIO(ii)	MSC	2014	9,403	43,000	February 2024
17	MSC AMALFI(ii)	MSC	2014	9,403	43,000	March 2024
18	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2023
19	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2023
20	VALOR	Evergreen	2013	8,827	41,700	April 2020(3)
21	VALUE	Evergreen	2013	8,827	41,700	April 2020(3)
22	VALIANT	Evergreen	2013	8,827	41,700	June 2020(3)
23	VALENCE	Evergreen	2013	8,827	41,700	July 2020(3)
24	VANTAGE	Evergreen	2013	8,827	41,700	September 2020(3)
25	NAVARINO	PIL	2010	8,531	9,000	November 2017
26	MEGALOPOLIS	Maersk	2005	7,471	16,000	May 2022
27	MAERSK KAWASAKI	Maersk	1997	7,403	37,000	May 2017(4)
28	MAERSK KURE	Maersk	1996	7,403	37,000	June 2017(4)
29	MAERSK KOKURA	Maersk	1997	7,403	37,000	June 2017(4)
30	MSC METHONI	MSC	2003	6,724	29,000	September 2021
31	SEALAND NEW YORK	Maersk	2000	6,648	26,100	March 2018
32	MAERSK KOBE	Maersk	2000	6,648	26,100	May 2018
33	SEALAND WASHINGTON	Maersk	2000	6,648	26,100	June 2018
34	SEALAND MICHIGAN	Maersk	2000	6,648	26,100	August 2018
35	SEALAND ILLINOIS	Maersk	2000	6,648	26,100	October 2018
36	MSC KOLKATA	Maersk	2003	6,644	26,100	November 2019
37	MSC KINGSTON	Maersk	2003	6,644	26,100	February 2020
38	MSC KALAMATA	Maersk	2003	6,644	26,100	April 2020
39	VENETIKO	Hapag Lloyd	2003	5,928	6,600	August 2017
40	ENSENADA (i)	PIL	2001	5,576	6,950	September 2017
41	ZIM NEW YORK	ZIM	2002	4,992	7,736	September 2017(5)
42	ZIM SHANGHAI	ZIM	2002	4,992	7,736	September 2017(5)
43	PIRAEUS	TS Lines	2004	4,992	5,100	August 2017

44	LEONIDIO	Maersk	2014	4,957	14,200(6)	December 2024
45	KYPARISSIA	Maersk	2014	4,957	14,200(7)	November 2024
46	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	5,500	March 2017-January 2018(8)
47	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	5,500	March 2017-January 2018(8)
48	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	5,500	March 2017-January 2018(8)
49	MSC MANDRAKI	MSC	1988	4,828	20,000	June 2017
50	MSC MYKONOS	MSC	1988	4,828	20,000	August 2017
51	MSC ULSAN	MSC	2002	4,132	16,500	May 2017
52	MSC KORONI	MSC	1998	3,842	13,500(9)	September 2018
53	ITEA	ACL	1998	3,842	6,000(10)	September 2017
54	LAKONIA	Evergreen	2004	2,586	5,800	June 2017
55	ELAFONISOS(i)	MSC	1999	2,526	6,200	February 2018
56	AREOPOLIS	Evergreen	2000	2,474	5,950	May 2017
57	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
58	MESSINI	Evergreen	1997	2,458	5,800	May 2017
59	MSC REUNION	MSC	1992	2,024	6,800	July 2017
60	MSC NAMIBIA II	MSC	1991	2,023	6,800	July 2017
61	MSC SIERRA II	MSC	1991	2,023	6,800	June 2017
62	MSC PYLOS	MSC	1991	2,020	6,000	January 2018
63	PADMA(i)	Evergreen	1998	1,645	7,000	May 2017
64	NEAPOLIS	Evergreen	2000	1,645	6,900	May 2017
65	ARKADIA(i)	Evergreen	2001	1,550	10,600	August 2017
66	PROSPER	Sea Consortium	1996	1,504	6,750	June 2017
67	ZAGORA	MSC	1995	1,162	6,200	June 2017
68	PETALIDI(i)	CMA CGM	1994	1,162	6,950	June 2017
69	STADT LUEBECK	Sea Consortium	2001	1,078	6,500	May 2017

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(2)
1	NCP0152(i)	Hanjin Subic Bay	11,010	(**)	Q2 2017
2	YZJ1206(i) (ii)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q1 2018
3	YZJ1207 (i) (ii)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q2 2018

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Based on latest shipyard production schedule, subject to change.
(3)
Assumes exercise of owner’s unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate

(4)
Based on an agreement with the charterers, the vessels will be redelivered to the Company earlier than the original redelivery date, which was in December 2017 for Maersk Kure and Maersk Kawasaki and February 2018 for Maersk Kokura. The expiration dates shown above, are the new redelivery dates. Charterers have the option to employ each vessel for an additional period of up to six months, commencing on the new redelivery date, paying a daily hire rate of $10,500 per day per vessel for the first two months and $14,000 per day per vessel thereafter.

(5)
The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In July 2016 the Company exercised its option to extend the charters of Zim New York and Zim Shanghai pursuant to its option for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this second optional year has been determined at $7,736 per day.

(6)	This charter rate will start on December 7, 2017. From delivery of the vessel until December 7, 2017, the charter rate will be $6,000 per day.
(7)	This charter rate will start on November 24, 2017. From delivery of the vessel until November 24, 2017, the charter rate will be $6,000 per day.
(8)	Charterers have at their option chartered two of the three vessels for a period of 7 to 13 months and the third vessel for a period of 3 to 13 months.
(9)
As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(10)	This charter rate changes on April 30, 2017 to $7,250 per day until the earliest redelivery date.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction

(*)      Denotes current daily charter rates that are treated as confidential.
(**)    Denotes newbuild vessels chartered for periods of up to 12 months at an average rate of about $18,000 per day.

COSTAMARE INC.
Consolidated Statements of Income
	Three-months ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2016	2017
REVENUES:
Voyage revenue	$120,274	$105,524

EXPENSES:
Voyage expenses	(572)	(695)
Voyage expenses – related parties	(902)	(791)
Vessels' operating expenses	(26,991)	(25,335)
General and administrative expenses	(1,226)	(1,182)
Management fees - related parties	(4,785)	(4,732)
General and administrative expenses - non-cash component	(1,344)	(984)
Amortization of dry-docking and special survey costs	(1,934)	(1,899)
Depreciation	(25,281)	(24,075)
Amortization of prepaid lease rentals	(1,238)	(2,158)
Loss on sale / disposal of vessels	-	(3,638)
Foreign exchange gains / (losses)	(124)	43
Operating income	$55,877	$40,078

OTHER INCOME / (EXPENSES):
Interest income	$361	$571
Interest and finance costs	(18,906)	(17,901)
Equity gain / (loss) on investments	(207)	205
Other	498	238
Loss on derivative instruments	(2,627)	(176)
Total other income / (expenses)	$(20,881)	$(17,063)
Net Income	$34,996	$23,015
Earnings allocated to Preferred Stock	(5,207)	(5,149)
Net Income available to common stockholders	$29,789	$17,866

Earnings per common share, basic and diluted	$0.40	$0.20
Weighted average number of shares, basic and diluted	75,400,044	91,036,935

COSTAMARE INC.
Consolidated Balance Sheets
	As of December 31,	As of March 31,
(Expressed in thousands of U.S. dollars)	2016	2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$164,898	$140,558
Restricted cash	6,882	6,609
Accounts receivable	971	941
Inventories	11,415	10,098
Due from related parties	3,447	3,343
Fair value of derivatives	-	26
Insurance claims receivable	2,886	2,500
Prepaid lease rentals	8,752	8,752
Asset held for sale	6,256	-
Accrued charter revenue	408	408
Prepayments and other	3,914	3,962
Total current assets	$209,829	$177,197
FIXED ASSETS, NET:
Capital leased assets	$384,872	$381,775
Vessels, net	1,688,285	1,660,129
Total fixed assets, net	$2,073,157	$2,041,904
NON-CURRENT ASSETS:
Equity method investments	$153,126	$158,759
Prepaid lease rentals, non-current	51,670	49,512
Deferred charges, net	20,367	18,808
Accounts receivable, non-current	1,575	1,575
Restricted cash	38,783	36,808
Fair value of derivatives, non-current	762	2,536
Accrued charter revenue	185	84
Other non-current assets	8,970	9,079
Total assets	$2,558,424	$2,496,262
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$198,277	$188,995
Accounts payable	3,848	4,540
Due to related parties	191	217
Capital lease obligations	29,059	29,345
Accrued liabilities	11,109	11,089
Unearned revenue	19,668	20,275
Fair value of derivatives	16,161	11,083
Other current liabilities	1,673	1,402
Total current liabilities	$279,986	$266,946
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$856,330	$798,393
Capital lease obligations, net of current portion	331,196	323,769
Unearned revenue, net of current portion	16,488	13,596
Total non-current liabilities	$1,204,014	$1,135,758
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	9	9
Additional paid-in capital	1,057,423	1,063,831
Retained earnings	31,416	40,122
Accumulated other comprehensive loss	(14,424)	(10,404)
Total stockholders’ equity	$1,074,424	$1,093,558
Total liabilities and stockholders’ equity	$2,558,424	$2,496,262

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2016	2017

Voyage revenue	$120,274	$105,524
Accrued charter revenue (1)	$(452)	$(2,791)
Voyage revenue adjusted on a cash basis (2)	$119,822	$102,733

Adjusted Net Income available to common stockholders (3)	$34,307	$20,774
Weighted Average number of shares	75,400,044	91,036,935
Adjusted Earnings per share (3)	$0.45	$0.23

Net Income	$34,996	$23,015
Net Income available to common stockholders	$29,789	$17,866
Weighted Average number of shares	75,400,044	91,036,935
Earnings per share	$0.40	$0.20

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted net income available to common stockholders and adjusted earnings per share are non- GAAP measures. Refer to the reconciliation of net income to adjusted net income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non- GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2017 and 2016. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2016	2017

Net Income	$34,996	$23,015
Earnings allocated to Preferred Stock	(5,207)	(5,149)
Net Income available to common stockholders	29,789	17,866
Accrued charter revenue	(452)	(2,791)
Loss on sale / disposal of vessels	-	3,638
General and administrative expenses - non-cash component	1,344	984
Amortization of prepaid lease rentals	1,238	2,158
Realized Loss / (Gain) on Euro/USD forward contracts (1)	(239)	32
Loss / (Gain) on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	2,627	(1,113)
Adjusted Net income available to common stockholders	$34,307	$20,774
Adjusted Earnings per Share	$0.45	$0.23
Weighted average number of shares	75,400,044	91,036,935

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized loss / (gain) on Euro/USD forward contracts, loss on sale / disposal of vessels, general and administrative expenses - non-cash component, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.